Smith, Anderson, Blount,

Dorsett, Mitchell & Jernigan, L.L.P,

OFFICES Wells Fargo Capitol Center 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601	May 6, 2013	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611

TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

VIA EDGAR & HAND DELIVERY

Re:	Quintiles Transnational Holdings Inc.

Amendment #3 to Registration Statement on Form S-1

Filed April 26, 2013

File No. 333-186708

Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Riedler:

On behalf of Quintiles Transnational Holdings Inc. (“Quintiles”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised in response to your comment letter dated May 1, 2013 (the “Comment Letter”). We are providing the Staff with clean and blacklined courtesy copies of Amendment No. 4.

We are also providing from Quintiles the following response to the Comment Letter. The numbered paragraph below corresponds to the numbered comment in the Comment Letter, with the Staff’s comment presented in italics.

Exhibit 5.1 Legal Opinion

1.	Please revise your legal opinion to remove the statement “when the Amended Articles have been duly filed with the Secretary of State of the State of North Carolina and become effective.” It is not appropriate to assume that a corporate action necessary to authorize the issuance of the securities has taken place. See Section II.3.a. of Staff Legal Bulletin No. 19. After this action has taken place, please also pre-effectively amend your registration statement to update your disclosures and file the final exhibits.

Quintiles has filed a revised legal opinion as Exhibit 5.1 to the Registration Statement which affirmatively states that Quintiles’ second amended and restated articles of incorporation have been filed with the Secretary of State of the State of North Carolina and that when the articles become automatically effective at 11:00 a.m. E.D.T. on Wednesday, May 8, 2013, the Company Shares (as defined in the opinion) will be duly authorized. Quintiles has also filed the second amended and restated articles of incorporation as filed with the Secretary of State of North Carolina as Exhibit 3.1 to the Registration Statement. We respectfully inform the Staff that the disclosures in the Registration Statement did not need to be updated, as the second amended and restated articles of incorporation are not effective until a future date (May 8, 2013).

Securities and Exchange Commission

May 6, 2013

We hope that the foregoing response, including the revisions to the Registration Statement set forth in Amendment No. 4, are responsive to the Staff’s comment. If you should have any questions regarding this letter or require any further information, please call the undersigned at (919) 821-6668 or Amy M. Batten of our offices at (919) 821-6677.

Sincerely yours,

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL & JERNIGAN, L.L.P.

By:	/s/ Gerald F. Roach
Gerald F. Roach

cc:	Securities and Exchange Commission

Jennifer Riegel

Austin Stephenson

Tabatha Akins

Lisa Vanjoske

Quintiles Transnational Holdings Inc.

Thomas H. Pike

Kevin K. Gordon

James H. Erlinger III

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Amy M. Batten

Simpson Thacher & Bartlett LLP

Joshua Ford Bonnie

White & Case LLP

Colin Diamond